YB 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11021255

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 03 2011
Washington, DC

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welborn Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Middle Road
(No. and Street)

Hudson (City) NY (State) 12534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flaum, Gary M CPA
(Name – *if individual, state last, first, middle name*)

1109 Lawrence Road (Address) North Bellmore (City) NY (State) 11710 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VB 3/23

OATH OR AFFIRMATION

I, Maureen M. O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELBORN CAPITAL LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State Of New York
Queens County
Sworn To And Subscribed Before Me
This 26 Day Of February 2011
Notary Public

Signature

Chief Compliance Officer

Title

Notary Public

BASMATIE MOTEE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01MO6136418
MY COMMISSION EXPIRES NOV. 7, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELBORN CAPITAL LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

Independent Auditor's Report

To the Members of Welborn Capital LLC:

I have audited the accompanying balance sheet of Welborn Capital LLC. (a Delaware limited liability company) as of December 31, 2010 and the related statements of financial position and members' capital and cash flows for the period of inception March 1, 2010 through December 31, 2010. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Welborn Capital LLC as of Dember31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Respectfully submitted,

Gary M. Flaum, CPA

February 20, 2011
North Bellmore, N.Y.

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

WELBORN CAPITAL LLC
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Current assets

Cash and cash equivalents	$	16,696
Assets	$	16,696

LIABILITIES and FUND BALANCE

Current liabilities

Accounts payable and accrued expenses	$	5,689
Members' Capital		11,007
Liabilities and Members' Capital	$	16,696

See accountant's audit report and notes to financial statements

WELBORN CAPITAL LLC
STATEMENT OF FINANCIAL POSITION AND MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue		
Consulting fees	$	12,500
Total revenue		12,500
Expenses		
Marketing		11,547
Professional fees		7,500
Filing fees		7,918
Insurance		384
Travel		1,113
Office		1,009
Total expenses		29,471
Net loss for the year		-16,971
Members' Capital – Beginning of the year		-0-
Members' Capital Contributed during the year		27,978
Members' Capital withdrawn during the year		-0-
Members' Capital – End of year	$	11,007

See accountant's audit report and notes to financial statements

WELBORN CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net Loss	$	- 16,971
Adjustments to reconcile net cash provided by operating activities:		
Increase in accounts payable and accrued expenses		5,689
Operating cash flow:		- 11,282
Cash flows from – used by investing activities:		
Additions to property and equipment		- 0 -
Investing cash flow:		
Cash flows from financing activities:		
Capital contributions		27,978
Member withdrawals		- 0 -
Financing cash flow:		27,978
Net increase in Cash and Cash equivalents		16,696
Cash and Cash equivalents, Beginning of year of inception		- 0 -
Cash and Cash equivalents, End of year	$	16,696

Cash paid during the year	
Income Taxes	-0-
Interest	-0-

See accountant's audit report and notes to financial statements

WELBORN CAPITAL LLC
AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

Members' Capital at December 31, 2010		$	11,007
Less: Non-allowable assets:			
Property-net	-0-		
Security deposit	-0-		
Members' Net Capital at December 31, 2010		$	11,007

WELBORN CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

Members' capital at January 1, 2010 (year of inception)	$	-0-
Net Loss year ended December 31, 2010		-16,971
Net Members' capital withdrawals		-0-
Net Members' capital contributions		27,978
Members' capital at December 31, 2010	$	11,007

See accountant's audit report and notes to financial statements

WELBORN CAPITAL LLC
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

PARTNERS NET CAPITAL

AMOUNT REPORTED ON ORIGINAL 12/31/10 FOCUS REPORT	$	11,007
AMOUNT REPORTED ON AUDITED 12/31/10 REPORT		11,007
DIFFERENCE		-0-

BALANCE SHEET DIFFERENCES

ACCRUED EXPENSES ON AUDITED 12/31/10 REPORT	$	5,689
ACCRUED EXPENSES ON ORIGINAL 12/31/10 FOCUS REPORT		5,689
DIFFERENCE		-0-

See accountant's audit report and notes to financial statements

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

Independent Auditor's Report on Compliance and Internal Control over Financial Reporting in Accordance with SEC Standards

To the Members of Welborn Capital LLC;

Compliance

As part of obtaining reasonable assurance about whether Welborn Capital LLC financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws and regulations, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. The results of my tests disclosed no instances of noncompliance that are required to be reported under SEC Standards.

Internal Control Over Financial Reporting

In planning and performing my audit, I considered Welborn Capital LLC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control over financial reporting and its' operation that I consider to be material weaknesses. There are no prior year reportable conditions.

Respectfully submitted,

Gary M. Flaum, CPA

February 20, 2010
North Bellmore, New York

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

WELBORN CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1: ORGANIZATION

Welborn Capital LLC, a Delaware limited liability company (the Company) was formed on March 1, 2010. The Company is a hedge fund placement firm that provides the hedge fund manager with valuable marketing capabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments such as money market accounts to be cash equivalents.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Income Taxes

No provision is made for income taxes as any income or loss that is includable in the income tax returns of the members. Accordingly, there is no liability for income taxes in the accompanying financial statements. A franchise fee, based on revenue, is paid to the State of Delaware.

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

February 20, 2011

To the Members of Welborn Capital, LLC
230 Middle Road
Hudson, NY 12534

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from February 15, 2010 to December 31, 2010, which were agreed to by Welborn Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Welborn Capital LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Welborn Capital LLC management is responsible for the Welborn Capital LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Gary M. Flaum

GMF/bf
Enclosure

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Welborn Capital LLC
C/O Dynamo Consulting LLC
11 Penn Plaza 5th Floor
New York, NY 10001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Maureen O'Brien 845-231-2120

2. A.	General Assessment (item 2e from page 2)	$ 150.00
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(0)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 150.00
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 150.00	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Welborn Capital LLC
(Name of Corporation, Partnership or other organization)

Maureen O'Brien
(Authorized Signature)

Managing Director
(Title)

Dated the 20th day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 10
and ending December 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 12,500

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) ______

Total deductions — 0

2d. SIPC Net Operating Revenues — $ 12,500

2e. General Assessment @ .0025 — $ 31.25
(to page 1, line 2.A.)